11/28/14

14041957

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2014
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 34061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenman Parker Connally Greenman Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen, Suite 201
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

12/1/14

OATH OR AFFIRMATION

I, James A. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenman Parker Connally Greenman Incorporated, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Sec. - Treas
Title

[signature]
Notary Public

VICKI REYES
Notary Public, State of Texas
My Commission Expires
February 03, 2018

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED

FINANCIAL REPORT

SEPTEMBER 30, 2014

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Greenman Parker Connally Greenman Incorporated

We have audited the accompanying statement of financial condition of Greenman Parker Connally Greenman Incorporated (a Texas corporation) as of September 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Greenman Parker Connally Greenman Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenman Parker Connally Greenman Incorporated as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Greenman Parker Connally Greenman Incorporated's financial statements. The supplemental information is the responsibility of Greenman Parker Connally Greenman Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 20, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Financial Condition
September 30, 2014

ASSETS	
Cash	$ 162,474
Commissions receivable	30,420
Referral fees receivable	21,000
Prepaid expenses	2,494
Clearing deposit	25,000
Cash value of life insurance	154,695
Property and equipment, net	5,036
TOTAL ASSETS	$ 401,119
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 3,688
Commissions payable	150,297
Total Liabilities	153,985
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 30,000 shares issued and outstanding	6,000
Additional paid-in capital	6,000
Retained earnings	235,134
TOTAL STOCKHOLDERS' EQUITY	247,134
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 401,119

See notes to financial statements.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Income
Year Ended September 30, 2014

Revenue	
Securities commissions	$ 1,524,111
Referral fees	170,696
Other revenue	36
TOTAL REVENUE	1,694,843
Expenses	
Compensation and related costs	1,398,601
Clearing charges	74,394
Occupancy and equipment	64,415
Communications	36,856
Other expenses	31,769
Promotion	25,769
Professional fees	20,159
Regulatory fees	14,452
TOTAL EXPENSES	1,666,415
Net income before provision for income taxes	28,428
Income taxes - federal	6,200
Income taxes - state	4,531
Total current provision for income taxes	10,731
NET INCOME	$ 17,697

See notes to financial statements.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2014

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2013	30,000	$ 6,000	$ 6,000	$ 217,437	$ 229,437
Net income	-	-	-	17,697	17,697
Balances at September 30, 2014	30,000	$ 6,000	$ 6,000	$ 235,134	$ 247,134

See notes to financial statements.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Cash Flows
Year Ended September 30, 2014

Cash flows from operating activities:	
Net income	$ 17,697
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,407
Changes in assets and liabilities	
Increase in commissions receivable	(1,000)
Increase in referral fees receivable	(20,611)
Decrease in prepaid expenses	4,616
Increase in cash value of life insurance	(9,826)
Decrease in accounts payable	(824)
Increase in commissions payable	27,604
Decrease in accrued expenses	(33,239)
Decrease in income taxes payable	(3,575)
Net cash used in operating activities	(17,751)
Cash flows from investing activities:	
Purchase of property and equipment	(3,496)
Net change in cash	(21,247)
Cash at beginning of year	183,721
Cash at end of year	$ 162,474

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ 9,775
Income taxes - state	$ 4,531

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Greenman Parker Connally Greenman Incorporated (the Company) was organized in May 1985 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas. The majority of the Company's customers are individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Value of Life Insurance

The Company is an owner and majority beneficiary of $100,000 of four $150,000 face value life insurance policies on the lives of each of the four shareholders. The policies are recorded at their cash surrender values and changes in the surrender values are recorded as reductions of insurance expense.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Revenue Recognition

General securities commissions and related clearing expenses are recorded on a trade date basis.

The Company earns referral fees on customer assets referred to an unaffiliated hedge fund manager with whom the Company has a referral arrangement. Additional referral fees can be earned based on investment return benchmarks. Because investment returns can be volatile, the amount of the additional referral fees earned can vary significantly from year to year.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

As of September 30, 2014, open Federal tax years include the tax years ended September 30, 2011 through September 30, 2013.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company had net capital of $84,909, which was $34,909 in excess of its net capital requirement of $50,000. The Company's net capital ratio was 1.81 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures and computer equipment	$ 24,156
Accumulated depreciation	(19,120)
	$ 5,016

Depreciation expense for the year was $1,407 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to the net income before provision for federal income taxes, primarily due to permanent non-deductible differences.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through May 2015. The monthly lease payment is currently $4,042 per month.

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $48,453 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Stock Purchase Agreement

The shareholders of the Company have entered into a stock purchase agreement whereby the Company is obligated to acquire, and the stockholders' estates are obligated to sell to the Company, all shares of the common stock owned by the stockholders at their death. The purchase price required to be paid for the related stock under the stock purchase agreement is $6.67 per share. The Company is an owner and majority beneficiary of $100,000 of four $150,000 face value life insurance policies on the life of each of the four shareholders. A portion of the proceeds of these policies will be used to fund the required acquisition of the Company common stock from the stockholders' estates. Under the buy-sell agreement, the Company has the right of first refusal concerning any proposed sale of stock by an existing shareholder.

Note 8 - Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation, up to $14,500. Company matching contributions totaled $36,140 for the year, and included in compensation and related costs in the accompanying statement of income.

Note 9 - Related Party Transactions/Economic Dependency/Concentration of Services

The four shareholders of the Company, who are also registered securities representatives and officers of the Company, generated approximately 72% of the Company's revenue and accounted for approximately 75% of the Company's commission expense for the year ended September 30, 2014. The Company is economically dependent upon the shareholders due to the concentration of services provided by them.

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 11 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2014, through November 20, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2014

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 247,134
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	2,494
Cash value of life insurance	154,695
Property and equipment, net	5,036
Total deductions and/or charges	162,225
Net Capital	$ 84,909
Aggregate indebtedness	
Accounts payable	3,688
Commissions payable	150,297
Total aggregate indebtedness	$ 153,985
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 34,909
Ratio of aggregate indebtedness to net capital	1.81

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2014 as filed by Greenman Parker Greenman Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Exemption from Reserve Requirements and Possession and Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Greenman Parker Connally Greenman Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Greenman Parker Connally Greenman Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Greenman Parker Connally Greenman Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Greenman Parker Connally Greenman Incorporated stated that Greenman Parker Connally Greenman Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Greenman Parker Connally Greenman Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenman Parker Connally Greenman Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 20, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

GREENMAN PARKER CONNALLY GREENMAN
INCORPORATED
2800 SOUTH HULEN, SUITE 201
FORT WORTH, TEXAS 76109-1500
817/922-8000
FAX 817/922-8098

EXEMPTION REPORT

Greenman Parker Connally Greenman Incorporated's Assertions

We confirm, to the best of our knowledge and belief, that:

1. Greenman Parker Connally Greenman Incorporated claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year October 1, 2013 to September 30, 2014.

2. Greenman Parker Connally Greenman Incorporated met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year October 1, 2013 to September 30, 2014 without exception.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Greenman Parker Connally Greenman Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Greenman Parker Connally Greenman Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Greenman Parker Connally Greenman Incorporated's compliance with the applicable instructions of Form SIPC-7. Greenman Parker Connally Greenman Incorporated's management is responsible for the Greenman Parker Connally Greenman Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (there were no adjustments) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (none) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 20, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 09/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034061 FINRA SEP
GREENMAN PARKER CONNALLY GREENMAN INC
2800 S HULEN ST STE 201
FORT WORTH TX 76109-1500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES A PARKER
817-922-8000

2. A. General Assessment (item 2e from page 2) $ 3,510

B. Less payment made with SIPC-6 filed (exclude interest) (1,745)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,765

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,765

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,765

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenman Parker Connally Greenman Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Secretary/Treasurer
(Title)

Dated the 23 day of October, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-01-2013
and ending 09-30-2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,694,843
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	220,106
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	70,833
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		290,939
2d. SIPC Net Operating Revenues		$ 1,403,904
2e. General Assessment @ .0025		$ 3,510

(to page 1, line 2.A.)